Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated October 29, 2007

Registration No. 333-145403

NEUROBIOLOGICAL TECHNOLOGIES, INC.

This free writing prospectus relates to the offering by Neurobiological Technologies, Inc. of shares of its common stock pursuant to its preliminary prospectus dated September 19, 2007 (the “Preliminary Prospectus”). The following information supplements and updates the information contained in the Preliminary Prospectus. References below to “we” and “us” refer to Neurobiological Technologies, Inc. and our subsidiary.

Final Offering Terms. On October 29, 2007, the final pricing terms for the above-referenced offering were fixed and we entered into an underwriting agreement with Merriman Curhan Ford & Co., as representative for the several underwriters. The final offering terms are as follows:

Number of shares offered:	21,818,181 shares
Public offering price (per share / total):	$2.75 / $59,999,998
Underwriting discounts and commissions (per share / total):	$0.1856 / $4,049,454
Net proceeds to us (per share / total):	$2.5644 / $55,950,544
Underwriter over-allotment option (shares / total):	3,272,727 shares / $8,999,999
Shares outstanding after offering:	26,508,794 shares

Amendment to Rights Plan. Upon the closing of the offering, we will amend our Rights Agreement with American Stock Transfer & Trust Co., dated May 19, 2005, to allow Biotechnology Value Fund and certain affiliated funds to acquire and hold up to 20.4% of our issued and outstanding shares without becoming an “acquiring person” under the agreement and triggering the rights issued thereunder. Additionally, an estimated four other institutional investors will purchase in this offering a number of shares exceeding 5% of our total shares outstanding, although none of these investors are expected to hold an aggregate number of shares exceeding the 15% threshold under the Rights Agreement that would generally cause them to be treated as an “acquiring person.”

Risk Factor. In addition to the risks described in the Preliminary Prospectus under the caption “Risk Factors,” prospective investors are advised of the following additional risk factor.

Investors in this offering may seek rescission or damages based on certain statements made about us during the course of this offering.

During the course of this offering, certain third parties published statements about us. We have since filed these statements with the SEC and made them available to prospective investors in this offering. Based upon our relationship with the third parties, investors may seek to attribute the initial publication of the statements to us and assert that they constituted an offer for the sale of securities in violation of federal securities law. Investors pursuing any such claim may seek rescission or damages for a period of one year from the offering. If investors successfully assert such a claim, our financial condition and long-term prospects could be adversely and materially affected.

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Neurobiological Technologies, Inc. (the “issuer”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling 415-248-5600.

A copy of the above-referenced prospectus can be accessed through the following hyperlink: http://www.sec.gov/Archives/edgar/data/918112/000119312507203280/ds1a.htm